FORM 51-102F3
Amended
Material Change Report

Item 1		Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2		Date of Material Change

August 16th , 2006, being the date of the news release.

Item 3		News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4		Summary of Material Change

Yamana Gold Inc. (Yamana) and Viceroy Exploration Ltd. (Viceroy) announced that Yamana has agreed to make a take-over bid to acquire all of the outstanding common shares of Viceroy in exchange for Yamana common shares. Yamana has agreed to offer Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share held. Based on today’s respective TSX closing prices of C$11.20 for Yamana and C$8.65 for Viceroy, the transaction value is C$10.86 per Viceroy common share, representing a premium of 25.5%. Based on the 20-Day volume-weighted average of Yamana’s share price, the transaction value is C$11.19 per Viceroy common share, representing a premium of 27.0% over the 20-Day volume-weighted average price of Viceroy’s common shares. Yamana and Viceroy have entered into a support agreement pursuant to which the Board of Directors of Viceroy have unanimously supported the transaction and recommend that shareholders tender their shares to the bid.

Item 5		Full Description of Material Change

Please see attached News Release (schedule “A”) and Support Agreement (schedule “B”) .

Item 6.		Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7		Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8		Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary

Tel: (604) 669-4777

Item 9.		Date Of Report

DATED at Vancouver, BC, this 21st day of August, 2006.

Viceroy Exploration Ltd.

NEWS RELEASE

Yamana to Acquire Viceroy Solidifying its
Position as Leading Intermediate Gold Producer

Toronto, Ontario, August 16, 2006 – Yamana Gold Inc. (Yamana) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) and Viceroy Exploration Ltd. (Viceroy) (TSX: VYE; AMEX:XVE) today announced that Yamana has agreed to make a take-over bid to acquire all of the outstanding common shares of Viceroy in exchange for Yamana common shares. Yamana has agreed to offer Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share held. Based on today’s respective TSX closing prices of C$11.20 for Yamana and C$8.65 for Viceroy, the transaction value is C$10.86 per Viceroy common share, representing a premium of 25.5% . Based on the 20-Day volume-weighted average of Yamana’s share price, the transaction value is C$11.19 per Viceroy common share, representing a premium of 27.0% over the 20-Day volume-weighted average price of Viceroy’s common shares. Yamana and Viceroy have entered into a support agreement pursuant to which the Board of Directors of Viceroy have unanimously supported the transaction and recommend that shareholders tender their shares to the bid.

The successful completion of the transaction results in Yamana adding a new advanced stage project in a highly prospective exploration district, further solidifying Yamana’s position as a leading intermediate gold producer. Viceroy’s principal asset is the advanced exploration-stage Gualcamayo gold project in San Juan province, Argentina. Yamana, following this transaction, will have the following profile:

  Projected annualized production of one million ounces by 2008 up from estimated gold production of approximately 600,000 ounces in 2007 (not including Yamana’s other development stage projects)

  Total measured and indicated resources of approximately 11.8 million ounces of gold plus inferred resources of approximately 6.9 million ounces before accounting for the Gualcamayo resource update expected to be completed by the end of August

  Proven and probable gold reserves of approximately 7.2 million ounces (included in above measured and indicated resource). This does not include potential mineral reserves at Gualcamayo which are still subject to a planned feasibility study

  Proven and probable copper reserves of approximately 2.3 billion pounds

  One of the largest Brazilian exploration land holdings with a significant presence in three major gold belts

  Addition of the Gualcamayo exploration district in Argentina along with other assets held by Viceroy.

Viceroy is also pleased to announce the assay results from hole number QD-321, which is stepped out over 50 meters to the northwest of hole number QD-309. It returned 118 meters at a weighted-average grade of 2.4 g/t, including 92 meters at 2.6 g/t. Hole number QD-309 had previously returned 129.7 meters of a grade of 2.62 g/t, including 100 meters of 3.23 g/t (See Viceroy release 2006.15 of July 11, 2006). Hole number QD-322 which is stepped out over 50 meters to the southeast of QD-309 is currently in progress. The results from QD-321 corroborate the view that there could be a significant down dip extension of the QDD structure, which is still open along strike.

The transaction provides the following anticipated benefits to Yamana and Viceroy shareholders:

  Adds an advanced stage project with a growing resource base

  Adds long term gold production and potential from Gualcamayo which is expected to contribute to Yamana’s production goal of one million ounces by 2008

  Increases operational strength and management depth through the addition of Viceroy’s team

  Leverages Yamana’s mine building expertise derived from constructing the São Francisco and Chapada mines

  Utilizes Yamana’s available cash and significant cash flow and lower-cost Brazilian capital cost structure to develop Gualcamayo

  Further enhances both companies’ long-term exploration potential

  Solidifies Yamana’s positioning among the top intermediate global gold producers

  Broadens shareholder base and increases share trading liquidity

  Adds projects, currency and country diversification

Yamana believes that a positive feasibility study at Gualcamayo could result in the definition of mineral reserves in the range of two million ounces based on its assessment of the mineral resources and that Gualcamayo could produce 160,000 ounces annually.

This transaction allows Viceroy shareholders to continue to participate in the development of Gualcamayo without facing the risks normally associated with a single-project company. Furthermore, Viceroy shareholders benefit from the exploration and development upside of Yamana’s properties in three major Brazilian gold belts and significant cash flow from its operations.

Delivered on Promises – Extending Our Vision

Peter Marrone, President and Chief Executive Officer of Yamana, said, “In our strategic vision which we developed in late 2005, our goal was to produce one million ounces of gold by 2008. With this acquisition, we will have the assets in place to allow us to meet that goal. The purchase of Viceroy adds another large-scale, long-life project to Yamana’s existing assets. We expect the planned feasibility study to confirm our expectation of mineral reserves and production levels at Gualcamayo. Yamana’s mine building team is near completion of the Chapada mine and has already successfully commissioned the São Francisco mine. The resulting in-house expertise and lower-cost structure in Brazil will add significant value to the Gualcamayo project. Further, the similarities in proposed mining methods at Gualcamayo and those employed by Yamana should allow for a smooth start-up and operation following completion of a feasibility study and development of Gualcamayo. The addition of Viceroy’s operating management to Yamana will enhance the depth of Yamana’s team and help facilitate the successful development of Yamana’s future projects such as C1 Santa Luz, São Vicente and Ernesto. This transaction solidifies Yamana’s standing among the top tier of intermediate-size global gold producers.”

Patrick Downey, President and Chief Executive Officer of Viceroy, said, “This transaction helps Viceroy achieve its corporate objectives of building Gualcamayo while maintaining significant leverage to the project’s future and other prospective exploration projects, and at the same time achieving an immediate premium along with further valuation upside in Yamana’s shares. Yamana’s team has demonstrated success in integrating management teams and providing significant value appreciation from its previous acquisitions. Viceroy shareholders will continue to have significant upside from Gualcamayo, while participating in the operational and exploration valuation upside from Yamana with reduced risk from the diversification of assets. We are confident that we will continue to benefit from Yamana’s shares as they are one of the most attractively valued global intermediate gold producers.”

Summary of the Transaction

The acquisition of Viceroy will be completed by way of a take-over bid whereby Yamana will offer to acquire each outstanding Viceroy common share in exchange for 0.97 of a Yamana common share. In the event that Yamana acquires 100% of the outstanding shares of Viceroy, the combined company will be held approximately 85% by existing Yamana shareholders and 15% by existing Viceroy shareholders. The total number of Yamana common shares outstanding will be approximately 344.4 million, on a pro forma basis. The transaction values Viceroy at approximately US$515 million on a non-diluted basis.

The acquisition has the unanimous approval of the Boards of Directors of Yamana and Viceroy. The Board of Directors of Viceroy, having received the unanimous recommendation of a Special Committee of Directors, is recommending that holders of Viceroy common shares tender their shares to the Yamana offer. Each of Canaccord Adams and Genuity Capital Markets have provided an opinion to the Special Committee of the Board of Directors of Viceroy that the consideration to be offered to Viceroy shareholders pursuant to the offer is fair, from a financial point of view, to the holders of common shares of Viceroy other than Yamana.

Management and Directors of Viceroy have entered into lock up agreements with Yamana under which they have agreed to tender 3.2 million voting shares representing a 6% interest in Viceroy.

Patrick Downey will join the management of the combined company in the role of Executive Vice President, Operations with the primary responsibility of developing Gualcamayo. Viceroy’s team in Argentina will be joining Yamana.

Commenting on management, Peter Marrone said, “Yamana and Viceroy have been involved in strategic discussions for some time and in that time, it has become very apparent that not only do Viceroy and Yamana share a common strategic outlook, but we espouse a common vision for our shareholders.”

Full details of the offer will be included in the formal offer and take-over circular to be filed with the regulatory authorities and mailed to Viceroy shareholders in accordance with applicable securities laws. The offer will remain open for 35 days following the mailing date and will be subject to certain conditions relating to receipt of requisite regulatory approvals, the absence of any material changes and acceptance of the offer by Viceroy shareholders owning not less than two-thirds of the Viceroy common shares on a fully-diluted basis. A resource estimate will be made available around the time of mailing of the circular.

If the support agreement is terminated in certain circumstances, Viceroy has agreed to pay Yamana a termination fee of 3.25% of Viceroy’s market capitalization on a fully diluted basis.

Yamana’s financial advisor is National Bank Financial Inc. and its legal advisors are Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP. Canaccord Adams and Genuity Capital Markets acted as financial advisors to the Special Committee of the Board of Directors of Viceroy. Viceroy’s legal advisors are DuMoulin Black LLP and Blake, Cassels, & Graydon LLP.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a Canadian-based junior exploration company focused on the exploration and development of its advanced-stage, 100%-owned Gualcamayo project, located in San Juan Province, Argentina, South America.

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

Conference Call

A conference call is scheduled for Thursday, August 17, 2006 at 10:00 a.m. Eastern time.

Call-in numbers:	Local and international:	416-644-3425
	North American toll-free:	866-250-4877

A replay of this conference call will be available from Thursday, August 17, 2006 12:00 p.m. ET until Thursday September 24, 2006 11:59 p.m. ET.

Replay numbers: Local and international: 416-640-1917 Passcode: 21200311# North American toll-free: 877-289-8525 Passcode: 21200311#

A presentation providing further information on these transactions and on the business combination will also be available on Yamana’s and Viceroy’s web sites at www.yamana.com and www.viceroyexploration.com, respectively.

Forward Looking Statements

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and Viceroy. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s and Viceroy’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and Viceroy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and Viceroy not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/Viceroy transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations;

actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and Viceroy filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s and Viceroy’s Annual Reports or Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana and Viceroy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor Viceroy undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of Yamana, Viceroy and Desert Sun Mining Corp., each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of Yamana and Viceroy since January 1, 2006 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Yamana and Viceroy.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

A table summarizing the reserves and resources for each of Viceroy’s and Yamana’s projects is provided as follows:

Resources Summary	Measured		Indicated		Measured & Indicated			Inferred
	tonnes	grade	tonnes	grade	tonnes	grade	ounces	tonnes	grade	ounces
	(000s)	(g/t)	(000s)	(g/t)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Fazenda Brasileiro - UG (1)	1,158	3.140	2,722	2.990	3,880	3.030	378.1	780	4.280	107.4
Fazenda Brasileiro - OP (1)	249	2.420	937	1.550	1,185	1.730	66.1
Fazenda Nova (1)			4,226	0.840	4,226	0.840	114.2	95	0.500	1.5
Sao Francisco (1)	24,398	0.600	55,574	0.660	79,971	0.640	1,651.5	60,495	0.450	879.1
Chapada (1)	25,200	0.300	396,200	0.220	421,400	0.220	3,045.5	250,870	0.150	1,226.0
Jacobina Project (3)	3,400	2.680	24,500	2.560	27,900	2.570	2,311.0	33,600	2.800	3,029.0
San Andres (2)			38,975	0.780	38,975	0.780	978.9	29,700	0.650	625.0
Sao Vicente (1)	20,786	0.580	16,228	0.520	37,015	0.560	660.5	5,658	0.610	111.0
C1 Santa Luz (1)			18,400	1.660	18,400	1.660	982.4	2,013	3.090	199.7
Ernesto (1)	160	5.260	682	5.230	842	5.240	141.8	483	4.600	71.4
Viceroy (4)	4,698	1.187	34,496	1.127	39,195	1.136	1,428.0	14,232	1.339	610.0
							11,758.0			6,860.1
	tonnes	grade	tonnes	grade	tonnes	grade	lbs.	tonnes	grade	lbs.
Copper	(000s)	(%)	(000s)	(%)	(000s)	(%)	(000s)	(000s)	(%)	(000s)
Chapada	25,200	0.34%	396,200	0.30%	421,400	0.30%	2,809.3	250,870	0.25%	1,393.7

Reserves Summary	Proven		Probable		Proven & Probable
	tonnes	grade	tonnes	grade	tonnes	grade	ounces
	(000s)	(g/t)	(000s)	(g/t)	(000s)	(g/t)	(000s)
Fazenda Brasileiro - UG (1)	1,100	3.100	969	2.490	2,069	2.817	187.4
Fazenda Brasileiro - OP (1)	249	2.420			249	2.420	19.3
Fazenda Nova (1)			3,330	0.862	3,330	0.862	92.3
Sao Francisco (1)	20,121	0.610	43,885	0.680	64,006	0.660	1,362.4
Chapada (1)	18,379	0.330	292,135	0.250	310,514	0.260	2,547.5
Jacobina Project (3)	3,065	2.208	18,517	2.173	21,580	2.180	1,510.0
San Andres (2)			17,339	0.860	17,339	0.860	477.1
Sao Vicente (1)	15,207	0.630	8,678	0.570	23,885	0.610	470.0
C1 Santa Luz (1)			9,200	1.880	9,200	1.880	556.0
							7,222.0
	tonnes	grade	tonnes	grade	tonnes	grade	lbs.
Copper	(000s)	(%)	(000s)	(%)	(000s)	(%)	(000s)
Chapada	18,379	0.42%	292,135	0.34%	310,514	0.34%	2,349.7
(1) As of December 31, 2005; (2) As of December 31, 2004; (3) As of December 15, 2005; (4) As of December 8, 2004

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Yamana or Viceroy. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Yamana plans to file an offer and take-over bid circular with Canadian provincial securities regulators. Yamana also intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction referred to in the foregoing information when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Yamana with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Yamana's website or by directing a request to Yamana.

For further information please contact:

Yamana Gold Inc.	Viceroy Exploration Ltd

Peter Marrone	Patrick Downey
President and Chief Executive Officer	President and Chief Executive Officer
+1 416 815-0220	+1 604 669-4777

Leslie Powers
Director Investor & Public Relations
+1 416 815-0220

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT made the 16th day of August, 2006,

B E T W E E N:

YAMANA GOLD INC, a corporation existing under the federal laws of Canada

(“Yamana”)

- and -

VICEROY EXPLORATION LTD. a corporation incorporated under the laws of the Province of British Columbia

(“Viceroy”)

          WHEREAS Yamana desires to acquire all of the common shares (the “Common Shares”) of Viceroy not currently owned by it and is prepared to make an offer to acquire such Common Shares;

          AND WHEREAS the board of directors of Viceroy (the “Board of Directors”), after receiving the recommendation of its Special Committee and consultation with its financial and legal advisors, has unanimously determined that the Offer is in the best interests of Viceroy and the holders of its Common Shares, has approved this Agreement and has resolved to support the Offer and to recommend acceptance of the Offer to holders of Common Shares (“Shareholders”) in writing, all on the terms and subject to the conditions contained herein;

          NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

(a)

“Acquisition Proposal” means, in respect of Viceroy, any proposal, public announcement of an intention, or offer regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or a substantial portion of Viceroy’s assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or a substantial portion of Viceroy’s assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities of Viceroy or any of its subsidiaries, or rights therein or thereto or rights or options to acquire any treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, (i) result in the acquisition of, or an interest in, 20% or more of the Common Shares or of the equity or voting shares of any of the subsidiaries of Viceroy; or (ii) result in the sale or other disposition of a material portion of the assets of Viceroy (other than the Offer and all other transactions to be completed in connection with the Offer contemplated in this Agreement);

(b)	“affiliates” has the meaning ascribed thereto in the Securities Act;

(c)	“Agreement” means this support agreement;

(d)	“AIM” means the Alternative Investment Market of the London Stock Exchange;

(e)	“AMEX” means the American Stock Exchange;

(f)	“BCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(g)	“Board of Directors” means the board of directors of Viceroy;

(h)	“business day” means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Toronto, Ontario, Canada;

(i)

“Common Shares” means the common shares in the capital of Viceroy and includes any securities into which such common shares or any of them may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom including any extraordinary distributions of securities that may be declared in respect of such common shares;

(j)	“Compulsory Acquisition” means an acquisition by Yamana of Common Shares not tendered to the Offer utilizing the provisions of Section 300 of the BCA;

(k)	“Confidentiality Agreement” means the confidentiality agreement dated February 2, 2006 between Yamana and Viceroy;

(l)	“Contemplated Transactions” means, individually or collectively, the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(m)

“Contract” means any contract, agreement, licence, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Viceroy or any of its subsidiaries or Yamana or any of its subsidiaries, as the case may be, is a party or by which Viceroy or any of its subsidiaries or Yamana or any of its subsidiaries, as the case may be, is bound or affected or to which any of their respective properties or assets is subject;

(n)	“Control” means:

(A)

when applied to the relationship between a person and a body corporate, the beneficial ownership by such person at the relevant time of shares of such body corporate representing (i) more than 50% of the voting rights ordinarily exercisable for the election of directors at meetings of shareholders of such body corporate; and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such body corporate that are sufficient to elect a majority of the directors of such body corporate; and

(B)

when applied to the relationship between a person and a partnership or joint venture, the beneficial ownership by such person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such person has the power to direct the affairs of the partnership or joint venture;

and the words “Controlled by”, and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership or joint venture shall be deemed to Control a corporation, partnership or joint venture (the “Second-mentioned Person”) that is Controlled by the Second-mentioned Person and so on;

(o)	“Depositary” means Kingsdale Shareholder Services Inc., or such other person as is appointed to act as depositary by Yamana;

(p)	“Directors' Circular” has the meaning ascribed thereto in Section 2.4;

(q)

“Disclosed Publicly” means making, or becoming, available publicly and includes, but is not limited to, the filing of all material change reports, press releases and financial statements of Yamana or Viceroy, as the case may be;

(r)	“Effective Date” means the date on which Yamana first takes up and pays for Common Shares deposited to the Offer;

(s)	“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date;

(t)	“Environmental Laws” has the meaning ascribed thereto in Section 3.1(p);

(u)	“Exchanges” means with respect to Viceroy, AMEX and TSX, and with respect to Yamana, AIM, AMEX and the TSX;

(v)	“Expiry Date” has the meaning ascribed thereto in Section 2.1(a);

(w)	“Expiry Time” means the time on the Expiry Date at which the Offer expires;

(x)

“Fairness Opinion” means a written opinion of the financial advisors to the Board of Directors or the Special Committee of Viceroy that the consideration to be received by Viceroy Shareholders under the Offer is fair, from a financial point of view, to the Viceroy Shareholders other than Yamana, in form and substance satisfactory to the Board of Directors of Viceroy and the Special Committee;

(y)

“Financial Indebtedness” means, without duplication but excluding indebtedness between a person and its wholly-owned subsidiaries, (a) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (b) obligations under conditional sale or other title retention Contracts relating to purchased property, (c) capitalized lease obligations, (d) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (e) guarantees of any indebtedness of any other person;

(z)	“GAAP” means Canadian generally accepted accounting principles;

(aa)

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(bb)	“including”, “include” and “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

(cc)	“Initial Expiry Date” has the meaning ascribed thereto in Section 2.1(a);

(dd)

“Law” or “Laws” means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity or self-regulatory authority (including the TSX), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

(ee)	“Lien” means any hypothec, mortgage, lien, charge, security interest, encumbrance and adverse right or claim;

(ff)

“Lock-Up Agreements” means the binding lock-up agreements of even date herewith between Yamana and each of W. David Black, Richard M. Colterjohn, Eric W. Cunningham, Patrick G. Downey, John F. Fairchild, Michael H. Halvorson, Michele A. Jones, Robert V. Matthews, John Ivany and Ronald K. Netolitzky;

(gg)

“Mailing Date” means a date that is as soon as practicable after the date hereof, but in no event later than September 15, 2006 or such other date as may be agreed to by the Parties, provided that in the event Yamana shall not have been provided with the lists referred to in Section 2.2 in order to permit Yamana to mail the Offer to holders of Common Shares, Viceroy Options and Viceroy Warrants by such date, the Mailing Date shall be extended to the second business day following the receipt by Yamana of such lists;

(hh)	“Material Adverse Effect” means, when used in connection with a person, any change, effect, event, occurrence or state of facts that, or could reasonably be expected to:

(A)

have a material and adverse effect onto the business, operations, results of operations, prospects, assets, liabilities (including contingent liabilities), obligations or financial condition of that person and its subsidiaries, taken as a whole, or

(B)	prevent Viceroy or Yamana, as the case may be, from performing its obligations under this Agreement in any material respect,

other than with respect to each of Viceroy and Yamana, any change, effect, event, circumstance, fact or occurrence (i) relating to general political or economic conditions,

(ii) affecting the gold mining industry in general, (iii) affecting the securities market in general, (iv) attributable to the announcement of this Agreement and the transactions contemplated herein, or (v) in applicable Laws or regulations or GAAP;

(ii)	“material fact” means a fact that would reasonably be expected to have a significant effect on the market price or value of the Common Shares;

(jj)	“MD&A” has the meaning ascribed thereto in Section 3.1(g);

(kk)

“Offer” means the offer to purchase all of the outstanding Common Shares, other than those Common Shares currently owned by Yamana, to be made by Yamana or, in whole or in part, by a wholly-owned subsidiary thereof, to all of the Viceroy Shareholders on the terms and conditions summarized in this Agreement, including any Common Shares that may become outstanding pursuant to the exercise of outstanding Viceroy Options or Viceroy Warrants, subject to the terms and conditions herein and, as amended or extended from time to time in accordance with the provisions of this Agreement;

(ll)

“Offer Circular” means the take-over bid and the take-over bid circular of Yamana to be provided to the Shareholders in respect of the Offer, as it may be amended, supplemented or otherwise modified in accordance with the provisions of this Agreement;

(mm)	“Offer Documents” has the meaning ascribed thereto in Section 2.1(b);

(nn)	“Outside Date” means 120 days after the Mailing Date, provided that the Outside Date may be extended to such later date as may be agreed upon by the Parties in writing;

(oo)	“Parties” means Viceroy and Yamana, and “Party” means either of them;

(pp)	“Permit” means any licence, permit, certificate, consent, order, grant, approval, registration, exemptions, waivers or other authorization of and from any Governmental Entity;

(qq)

“person” includes a natural person, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(rr)

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule “A” hereto;

(ss)	“Response Period” has the meaning ascribed thereto in Section 7.2(1)(c);

(tt)	“Returns” means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

(uu)	“Rights Plan” means the shareholders’ rights plan of Viceroy dated March 21, 2006 which was confirmed by the Viceroy Shareholders at the meeting of Viceroy Shareholders held on April 28, 2006;

(vv)	“Securities Act” means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

(ww)	“Securities Authorities” has the meaning ascribed thereto in Section 2.1(b);

(xx)	“Securities Laws” has the meaning ascribed thereto in Section 2.1(b);

(yy)	“Special Committee” means the special committee of the Board of Directors;

(zz)

“Subsequent Acquisition Transaction” means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving Viceroy and/or its subsidiaries and Yamana or an affiliate of Yamana proposed by Yamana, if Yamana, acquires, directly or indirectly, not less than 50% of the Common Shares under the Offer that, if successfully completed, will result in Yamana owning, directly or indirectly, all of the Common Shares;

(aaa)	“subsidiary” means, with respect to any person, a subsidiary within the meaning of the BCA and any partnership or joint venture Controlled by such Person;

(bbb)

“Superior Proposal” means an unsolicited, bona fide, written Acquisition Proposal made by a third party to Viceroy to acquire all or substantially all of the assets of Viceroy or all of the issued and outstanding Common Shares, whether by way of merger, amalgamation, share exchange, take-over bid, recapitalization, sale of assets or otherwise that the Board of Directors has determined in good faith and by formal resolution, after consultation with the Special Committee and its financial and legal advisors, (i) did not result in a breach of Section 7.1 hereof or any agreement between the person making such Acquisition Proposal and Viceroy or any of its subsidiaries; (ii) is not subject to financing; (iii) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity of the third party making such Acquisition Proposal and (iv) would, if consummated in accordance with its terms, result in a transaction more favourable to Viceroy Shareholders, from a financial point of view, than the Offer and provides for consideration per Common Share that has a value that is greater than the consideration per Common Share provided under the terms of the Offer (including any adjustment to such terms proposed by Yamana as contemplated by Section 7.2);

(ccc)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

(ddd)

“Taxes” means all taxes, imposts, levies and withholdings, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity; and

(eee)	“TSX” means the Toronto Stock Exchange;

(fff)	“Viceroy Disclosure Letter” means the letter dated the date of this Agreement from Viceroy to Yamana delivered concurrently with this Agreement;

(ggg)	“Viceroy Financial Statements” has the meaning ascribed thereto in Section 3.1(g);

(hhh)	“Viceroy Option” means an option to purchase Common Shares pursuant to the Viceroy Stock Option Plan;

(iii)

“Viceroy Public Disclosure Record” means all press releases, material change reports, financial statements, management discussions and analyses of financial condition and results of operations, annual information forms and management information circulars filed by Viceroy on the System for Electronic Document Analysis and Retrieval (SEDAR) after December 31, 2003 and before the date hereof;

(jjj)	“Viceroy Shareholders” means the registered holders of Common Shares;

(kkk)	“Viceroy Stock Option Plan” means the stock option plan maintained by Viceroy;

(lll)	“Viceroy Warrants” means the common share purchase warrants of Viceroy that entitle the holder to acquire Common Shares on the terms set out therein;

(mmm)	“Yamana Disclosure Letter” means the letter dated the date of this Agreement from Yamana to Viceroy delivered concurrently with this Agreement;

(nnn)	“Yamana Financial Statements” has the meaning ascribed thereto in Section 3.2(f);

(ooo)	“Yamana Options and Warrants” means an option or common share purchase warrant of Yamana that entitles the holder to acquire Yamana Shares on the terms set out therein;

(ppp)	“Yamana Plan” means the amended share incentive plan of Yamana dated as of May 2, 2006;

(qqq)

“Yamana Public Disclosure Record” means all press releases, material change reports, financial statements, management discussions and analyses of financial condition and results of operations, annual information forms and management information circulars filed by Yamana on the SEDAR after December 31, 2003 and before the date hereof; and

(rrr)	“Yamana Shares” means the common shares in the capital of Yamana.

1.2 Interpretation Not Affected by Headings

          The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

          In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

          If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day that is a business day.

1.5 Currency

          Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the Canada and “$” refers to Canadian dollars.

1.6 Accounting Matters

          Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7 Knowledge

          In this Agreement, where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a party, it shall be deemed to refer to the actual knowledge, after reasonable inquiry, of each of the officers and directors of such party.

1.8 Schedules

          The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule ”A” - Regulatory Approvals
Schedule “B” - Conditions of the Offer

ARTICLE II
THE OFFER

2.1	Actions by Yamana

(a)

Yamana agrees to make, or cause to be made by a wholly-owned subsidiary thereof, the Offer on or before the Mailing Date for consideration per Common Share of 0.97 Yamana Shares, subject to amendment by Yamana in accordance with the terms hereof. Yamana and Viceroy shall each publicly announce the transactions contemplated hereby following the execution of this Agreement by Yamana and Viceroy, the text of each such announcement to be approved by Yamana and Viceroy in advance, acting reasonably. The Offer shall expire not earlier than 8:00 p.m. (Toronto time) on the 35th day following the Mailing Date (the “Initial Expiry Date”) or, if such day is not a business day, on the next business day thereafter, provided that Yamana may extend from time to time the period during which Common Shares may be deposited under the Offer (such Initial Expiry Date or any extension thereof, the “Expiry Date”).

(b)

Yamana shall prepare the Offer Circular and the related letter of acceptance and transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) with respect to the Offer in both English and French in compliance in all material respects with the Securities Act, all other applicable Canadian provincial and territorial securities laws, rules and regulations and in compliance with applicable securities laws in the United States (collectively, the “Securities Laws”). Viceroy and its counsel shall be given an opportunity to review and comment on the Offer Documents, prior to the Offer Documents being mailed to Viceroy Shareholders and filed with the applicable securities commissions and other regulatory authorities in Canada and the United States (the “Securities Authorities”), recognizing that whether or not such comments are appropriate shall be determined by Yamana, acting reasonably. Yamana shall not be required to make the Offer in any jurisdiction where it would be illegal to do so or in any jurisdiction other than Canada and the United States that would require Yamana to file a prospectus, registration statement or other similar document. Yamana shall file the Offer Circular and any other documents required by the Securities Laws in connection with the Offer with applicable securities regulatory authorities within the times and in the manner required by the Securities Laws.

(c)

It is understood and agreed that Yamana may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Yamana shall not, without the prior consent of Viceroy, impose conditions to the Offer other than or in addition to the conditions specified in Schedule B, or, otherwise vary the Offer (or any terms or conditions thereof) in a manner that is adverse to the Viceroy Shareholders (provided that, for certainty, Yamana may in its sole discretion, increase the total consideration per Common Share and/or add additional consideration, or accelerate the Expiry Time).

2.2	Actions by Viceroy

(a)

Viceroy covenants to prepare or cause to be prepared and provide to Yamana, within three business days of the execution of this Agreement, a list of the holders of all classes and series of securities of Viceroy, including a list of: the Viceroy Shareholders, participants in book based nominee registrants such as CDS & Co. and CEDE & Co. as may be available to Viceroy upon request, the holders of Viceroy Options, the holders of Viceroy Warrants and the holders of any other rights, warrants or convertible securities currently outstanding (with full particulars as to respective holdings, addresses and also, with respect to convertible securities, the purchase, exercise or conversion price, vesting and expiry date), and will obtain and deliver to Yamana thereafter on reasonable demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(b)

As soon as practicable following its receipt of a final copy of the Offer Circular, Viceroy hereby covenants to convene a meeting of the Board of Directors to approve the Directors' Circular, which Directors' Circular shall include the recommendation of the Board of Directors that Shareholders deposit their Common Shares under the Offer and accept the Offer, subject to the other terms of this Agreement, provided that, notwithstanding any other provision of this Agreement, the Board of Directors may withdraw, modify, qualify or change its recommendation if such withdrawal, modification, qualification or change is permitted by, and made in accordance with, Section 7.1 hereof.

2.3 Conditions to Yamana Making the Offer

          The obligation of Yamana to make the Offer, or cause the Offer to be made, is subject to the satisfaction or waiver by Yamana of each of the following conditions on or before the Mailing Date:

(a)

all representations and warranties of Viceroy in this Agreement that are qualified as to materiality shall be true and correct and all representations or warranties not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Expiry Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which representations and warranties shall remain true and correct in all respects, as of that date) and, at the time of the making of the Offer, Viceroy shall have performed the covenants to be performed by it under this Agreement (including under Article VII) in all material respects;

(b)

no circumstance, fact, change, event, or occurrence caused by any person, other than Yamana or any of its affiliates or any person acting jointly or in concert with Yamana shall have occurred that would render it impossible for one of the conditions in Schedule B hereto to be satisfied;

(c)	Yamana shall have received all waivers, rulings or orders necessary for the making of the Offer or to mail to the Shareholders the Offer Circular;

(d)	the Yamana Shares to be issued pursuant to the Offer shall have been conditionally approved for listing on the TSX, AMEX and AIM;

(e)

(i) no act, action, suit or proceeding shall have been taken or commenced by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, and (ii) no Law, decision or directive (whether or not having the force of Law) shall have been enacted, promulgated, amended or applied, in the case of (i) or (ii) above:

(A)

to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Yamana of Common Shares under the Offer or the rights of Yamana to own or exercise full rights of ownership of Common Shares or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which could have such an effect; or

	(B)	which has resulted in, or if the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, could have, a Material Adverse Effect on Viceroy;

(f)

the Board of Directors shall have unanimously recommended that all Viceroy Shareholders accept the Offer and shall not have withdrawn or modified its recommendation in a manner adverse to Yamana, or taken any other action or made any other public statement in connection with the Offer inconsistent with such recommendation; and

(g)	the obligations of Yamana shall not have been terminated pursuant to Article VIII.

          The foregoing conditions to Yamana's obligation to make the Offer are for the sole benefit of Yamana and may be waived, in whole or in part, by Yamana in writing at any time, without prejudice to any other right it may have under this Agreement. The foregoing conditions shall be deemed to be satisfied or waived by the mailing of the Offer Circular.

2.4 Directors' Circular

          Viceroy shall (i) prepare and make available for distribution contemporaneously and together with the Offer Circular, a directors' circular in both English and French together with any other documents required of Viceroy or its Board of Directors by Securities Laws in connection with the Offer, in each case as they may be amended, supplemented or otherwise modified (collectively, the “Directors' Circular”) in a form acceptable to Yamana, acting reasonably, and in compliance with the Securities Laws; (ii) subject to obtaining any required Regulatory Approvals in connection with mailing the

Directors' Circular, use its reasonable commercial efforts to cause the Directors' Circular to be sent to each beneficial holder of Common Shares, together with the Offer Documents prepared and sent by Yamana; and (iii) concurrently file the Directors Circular with the Securities Authorities as required by Securities Laws. Yamana and its counsel shall be given a reasonable opportunity to review the Directors' Circular and comment thereon and shall be provided a final copy thereof prior to its mailing to Viceroy securityholders and filing with the Securities Authorities.

2.5	Treatment of Viceroy Options and Viceroy Warrants

(a)

The Offer shall be extended to Common Shares issuable upon the exercise of Viceroy Options that are currently outstanding. Subject to obtaining all necessary regulatory approvals, the board of directors of Viceroy and Yamana shall take the necessary actions to provide that each Viceroy Option holder shall receive upon the exercise of such options after a Subsequent Acquisition Transaction or a Compulsory Acquisition in accordance with the terms of such options, and shall accept in lieu of the number of Common Shares otherwise issuable upon such exercise, the number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer, if such holder was the registered holder of the number of Yamana Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction and otherwise on the same terms and conditions as the Viceroy Options.

(b)

The Offer shall be extended to Common Shares issuable upon the exercise of Viceroy Warrants that are currently outstanding. No Offer shall be made by Yamana for Viceroy Warrants. Upon the exercise of any such Viceroy Warrants after a Subsequent Acquisition Transaction the holder of any such Viceroy Warrants shall receive, in lieu of the number of Common Shares otherwise issuable upon such exercise, that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction.

(c)

Yamana shall use reasonable commercial efforts to take all steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Viceroy Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Yamana exercisable to purchase Yamana Shares on the basis described in paragraph (b) above.

2.6	Preparation of Filings

(a)

Yamana and Viceroy shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement, the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction as promptly as practicable hereafter.

(b) Yamana shall ensure that the Offer Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Offer Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Viceroy or any third party that is not an affiliate of Yamana).

(c)

Viceroy shall ensure that the Directors' Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Directors' Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Yamana or any third party that is not an affiliate of Viceroy).

(d)

Each of Yamana and Viceroy shall ensure that the information to be supplied by it for inclusion or incorporation by reference in the Offer Circular or the Directors' Circular, as the case may be, will, at the time of the mailing of such Offer Circular or Directors' Circular, not contain any material misstatement, untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading in light of the circumstances under which they are made.

(e)

Yamana shall prepare or arrange to have prepared, and Viceroy shall prepare, or arrange to have prepared, a French language version of all disclosure documents of Yamana and Viceroy, respectively, incorporated by reference in the Offer Circular and obtain and deliver to the other, together with such translated versions, opinions of the translators of such documents as to the accuracy of the translation on or before the Mailing Date.

(f)

Viceroy agrees that upon confirming to Yamana directly or through its legal counsel, that it has no further comments on the Offer Circular, Viceroy shall be deemed to have represented and warranted to Yamana that the information in respect of Viceroy included in or incorporated by reference in the Offer Circular, at such time:

	(i)	is accurate and complete; and

	(ii)	does not contain a misrepresentation (as defined in the Securities Act).

(g)

Yamana agrees that upon confirming to Viceroy directly or through its legal counsel, that it has no further comments on the Directors’ Circular, Yamana shall be deemed to have represented and warranted to Viceroy that the information in respect of Yamana included in or incorporated by reference in the Directors’ Circular, at such time:

	(i)	is accurate and complete; and

	(ii)	does not contain a misrepresentation (as defined in the Securities Act).

(h)

Each of Viceroy and Yamana shall promptly notify the other if at any time before the Effective Time it becomes aware that the Offer Circular or the Directors' Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval or any circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Offer Circular or the Directors' Circular, such application, registration statement, circular or filing, and the Parties shall cooperate in the preparation of such amendment or supplement as required.

2.7 Shareholder Communications

          The initial press release announcing the Offer and the entering into of this Agreement and the Lock-Up Agreements shall be in a form agreed to by Viceroy and Yamana. Except as provided below in the case of each Viceroy's overriding obligation to make any disclosure or filing required under applicable Laws and stock exchange rules, Viceroy shall not otherwise issue any press release or otherwise make public statements with respect to this Agreement, the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction without the prior consent of Yamana, not to be unreasonably withheld. Viceroy and Yamana shall not make any filing with any Governmental Entity or with any stock exchange without advising each other prior thereto; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws and stock exchange rules, and the Party desiring to make a disclosure or filing shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.8 Lock-Up Agreements

          Viceroy acknowledges and consents to Yamana on the date hereof entering into the Lock-Up Agreements and further acknowledges and agrees that Yamana would not enter into this Agreement or be prepared to make the Offer without first having entered into the Lock-Up Agreements.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF VICEROY

3.1 Representations and Warranties

          Viceroy hereby represents to and in favour of Yamana as follows except, in each case, as set forth in the corresponding provision of the Viceroy Disclosure Letter, and acknowledges that Yamana is relying upon such representations and warranties in connection with the entering into of this Agreement and the making of the Offer:

(a)

Board Approval. As of the date hereof, the Board of Directors, upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to the Viceroy Shareholders and is in the best interests of Viceroy and has unanimously resolved to recommend to the Viceroy Shareholders that they deposit their Common Shares under the Offer. The Board of Directors has unanimously approved the execution and performance of this Agreement. The Special Committee and the Board of Directors of Viceroy has received oral confirmation that it will receive the Fairness Opinion from Genuity Capital Markets and Canaccord Capital Corporation to the effect that the consideration to be received under the Offer is fair, from a financial point of view, to all Viceroy Shareholders (other than Yamana).

(b)

Organization. Viceroy, each material subsidiary and each of its material incorporated joint ventures has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate or legal power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. Other than as disclosed in the Viceroy Disclosure Letter, Viceroy has no material subsidiaries or material incorporated joint ventures. Viceroy’s percentage of ownership of all material subsidiaries and all material joint ventures is as Disclosed Publicly. All of the outstanding shares of Viceroy’s material subsidiaries, which are held directly or indirectly by Viceroy, are validly issued, fully paid and non-assessable and are owned directly or indirectly by Viceroy free and clear of all Liens of any kind or nature whatsoever held by third parties. Other than as Disclosed Publicly or in the Viceroy Disclosure Letter: (i) there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of Viceroy’s material subsidiaries; and (ii) all ownership interests of Viceroy and its material subsidiaries in Viceroy’s material joint ventures are owned free and clear of all Liens of any kind or nature whatsoever held by third parties and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any ownership interests therein except outstanding rights of first refusal and pre-emptive rights under existing agreements governing the joint venture.

(c)

Authority Relative to this Agreement. Viceroy has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Board of Directors of Viceroy, and no other corporate proceedings on the part of Viceroy are necessary to authorize the execution and delivery by it of this Agreement. This Agreement has been duly executed and delivered by Viceroy and constitutes a legal, valid and binding obligation of Viceroy enforceable against Viceroy in accordance with its terms, subject to equitable principles and the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors.

(d)	No Violations.

(i)

None of the authorization, execution, delivery or announcement of this Agreement by Viceroy or the performance by Viceroy of its obligations hereunder, whether relating to the Offer, a Compulsory Acquisition, a Subsequent Acquisition Transaction or otherwise, will: (1) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event that, with notice or lapse of time or both, could constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Viceroy or any of its material subsidiaries or material joint ventures, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Viceroy or any of its material subsidiaries or material joint ventures under any of the terms, conditions or provisions of (A) their respective articles or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Viceroy or any of its material subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Viceroy or any of its material subsidiaries is bound; (2) subject to obtaining the Regulatory Approvals,

(x) violate any Law applicable to Viceroy or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect; or (3) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Viceroy or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Viceroy Plan or restriction imposed on any asset held in connection with a Viceroy Plan (except, in the case of each of clauses (1), (2) and (3) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens that, or any consents, approvals or notices that if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Viceroy).

(ii)

Subject to obtaining the Regulatory Approvals and other than in connection with or compliance with the applicable corporate and Securities Laws, (1) there is no legal impediment to the execution and delivery of this Agreement by Viceroy and the delivery of the Directors' Circular, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Viceroy or its subsidiaries in connection with the execution and delivery of this Agreement by Viceroy, the making or completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction by Yamana or the delivery of the Directors' Circular, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Viceroy.

No consent, approval, order or authorization of, or declaration or filing with, any governmental authority is required to be obtained by Viceroy, its material subsidiaries or its material joint ventures in connection with the execution and delivery of this Agreement other than those which are contemplated by this Agreement or disclosed in the Viceroy Disclosure Letter.

(e)

Capitalization. The authorized share capital of Viceroy consists of an unlimited number of common shares without par value. As of the close of business on August 15, 2006 there are issued and outstanding 53,003,235 Common Shares. As of the close of business on August 15, 2006, an aggregate of up to 6,503,948 Common Shares are issuable upon the exercise of the Viceroy Options and Viceroy Warrants and except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Viceroy of any shares in the capital of Viceroy (including Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Viceroy (including Common Shares), other than as provided for in the Rights Plan. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non- assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Common Shares issuable upon the exercise of rights under the Viceroy Options and Viceroy Warrants in accordance with their terms have been duly authorized and, upon issuance in accordance with such terms, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Subject to the foregoing, there are no securities of Viceroy or of any of its material subsidiaries outstanding that have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Viceroy Shareholders on any matter. There are no outstanding contractual or other obligations of Viceroy or any material subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its material subsidiaries.

(f)

Reporting Status and Securities Laws Matters. Viceroy is a “reporting issuer” and not on the list of reporting issuers in default under the applicable Securities Laws of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick and in the Northwest Territories, and is not in material default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Viceroy, and to the knowledge of Viceroy, no inquiry, review or investigation (formal or informal) of any Securities Authority relating to Viceroy, is in effect or ongoing or, expected to be implemented or undertaken.

(g)

Financial Statements. As of their respective dates, Viceroy's audited financial statements as at and for the fiscal years ended December 31, 2005 and December 31, 2004 and unaudited interim financial statements at and for the period ended June 30, 2006 (including the notes thereto and related management's discussion and analysis (“MD&A”)), (collectively, the “Viceroy Financial Statements”) were prepared in accordance with GAAP consistently applied throughout the periods indicated and consistent with the previous period (except (A) as otherwise indicated in such financial statements and the notes thereto, (B) unaudited interim statements are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Viceroy and its subsidiaries on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all contingent liabilities, if any, of Viceroy and its subsidiaries on a consolidated basis. Since December 31, 2005, there has been no change in Viceroy's accounting policies, except as described in the notes to the Viceroy Financial Statements.

(h)

Absence of Undisclosed Liabilities. Except as disclosed in the Viceroy Public Disclosure Record, neither Viceroy nor any of its subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than liabilities incurred since June 30, 2006 in the ordinary course of business.

(i)

No Material Adverse Effect. Except as disclosed in the Viceroy Public Disclosure Record (i) since June 30, 2006 Viceroy, its material subsidiaries and each of its material joint ventures has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there have not occurred any circumstances or events which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Viceroy.

(j)	Tax Matters. Except as would not have a Material Adverse Effect on Viceroy:

(i)

All material Returns relating to, or required to be filed in connection with, any Taxes required to be filed by or on behalf of Viceroy or any subsidiary or material joint venture of Viceroy on or before the date of this Agreement have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.

(ii)

Each of Viceroy, its predecessors and each of their respective subsidiaries and material joint ventures, has duly and timely paid all Taxes (except to the extent immaterial, individually or in the aggregate), including all instalments on account of Taxes for the current year, that are due and payable by it on or before the date of this Agreement whether or not assessed and whether or not shown on any Return. Adequate provision has been made on the consolidated financial statements of Viceroy for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of Viceroy, its subsidiaries or any material joint venture of Viceroy that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with GAAP and all other applicable accounting rules and principles.

(iii)

No deficiencies exist or have been asserted with respect to Taxes of Viceroy or any subsidiary or any material joint venture of Viceroy, neither Viceroy nor any subsidiary or material joint venture of Viceroy is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Viceroy or any subsidiary or material joint venture of Viceroy, or any of their respective assets.

(k)

Compliance with Laws. Viceroy, its subsidiaries and its material joint ventures have complied with and are not in violation of any applicable Laws, other than non- compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Viceroy, or which would not materially impair the ability of Viceroy to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any subsequent amalgamation of Yamana and Viceroy.

(l)

Licences, Etc. Viceroy, each material subsidiary and each material joint venture owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any governmental authority necessary to conduct its businesses substantially as now conducted except for where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Viceroy, or would not reasonably be expected to materially impair the ability of Viceroy to perform its obligations hereunder or prevent or materially delay the consummation of any of the Contemplated Transactions.

(m)

Insurance. Policies of insurance in force as of the date hereof naming Viceroy as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Viceroy, its material subsidiaries and material joint ventures for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of Viceroy reasonable to seek such insurance rather than provide for self insurance. All such policies of insurance shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of any of the Contemplated Transactions other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect with respect to Viceroy or such cancellations as have been disclosed to Yamana.

(n)

Environmental. All operations of Viceroy, its subsidiaries and its material joint ventures have been and are now being conducted in compliance with all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety (“Environmental Laws”), except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect with respect to Viceroy. Except as Disclosed Publicly, or except for those with respect to which adequate provision in accordance with GAAP has been made on the Viceroy Financial Statements, neither Viceroy nor any of its subsidiaries or material joint ventures, is subject to:

	(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or

(ii)

any demand or notice with respect to any Environmental Laws applicable to Viceroy, any subsidiary or any material joint venture including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

which, in each case, individually or in the aggregate would have a Material Adverse Effect with respect to Viceroy.

(o)

Property and Title. Applying customary standards in the Canadian mining industry, each of Viceroy, its material subsidiaries and its material joint ventures has sufficient title, clear of any title defect or Liens (other than as Disclosed Publicly), to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and has good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by Viceroy, its material subsidiaries and its material joint ventures necessary to permit the operation of their respective businesses as presently owned and conducted. Viceroy, its material subsidiaries and its material joint ventures hold all mineral rights required to continue their respective business and operations as currently conducted and as proposed to be conducted as Disclosed Publicly, except to the extent that a failure to do so would not constitute a Material Adverse Effect with respect to Viceroy. All mineral rights held by Viceroy, its material subsidiaries and its material joint ventures are free and clear of all Liens and royalty burdens (other than as Disclosed Publicly), and none of such mineral rights are subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business and which would not have a Material Adverse Effect with respect to Viceroy, except for such failures of title that would, individually or in the aggregate, not have a Material Adverse Effect with respect to Viceroy.

(p)

Mineral Reserves and Resources. The most recent estimated indicated, measured and inferred mineral resources Disclosed Publicly by Viceroy have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of

Viceroy, its material subsidiaries and its material joint ventures, taken as a whole, from the most recent amounts Disclosed Publicly by Viceroy.

(q)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect with respect to Viceroy:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Viceroy, its subsidiaries and its material joint ventures, have been properly and timely paid;

(ii)

all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of Viceroy, its subsidiaries and its material joint ventures have been duly paid, performed, or provided for prior to the date hereof;

	(iii)	all mines where Viceroy or a subsidiary of Viceroy is operator at the relevant time have been developed in accordance with standard mining practices and in compliance with all applicable Laws; and

(iv)

mines located in or on the lands of Viceroy, any subsidiary or material joint venture, or lands pooled or unitized therewith, which have been abandoned by Viceroy or any subsidiary or material joint venture of Viceroy, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

	(v)	all future abandonment, remediation and reclamation obligations have been accurately Disclosed Publicly by Viceroy without omission of information necessary to make the disclosure not misleading; and

(vi)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Viceroy or any of its subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(r)

Non-Arm’s Length Transactions. Except as Disclosed to Yamana, there are no contracts or other transactions between Viceroy or any of its subsidiaries or material joint ventures, on the one hand, and any (i) officer or director of Viceroy or any of its subsidiaries or material joint ventures, (ii) any holder of record or beneficial owner of 5% or more of any class of the voting or non-voting equity securities of Viceroy, or (iii) any Affiliate or Associate of any such officer, director or beneficial owner, on the other hand.

(s)

Reports. Viceroy has filed with all applicable securities regulatory authorities, stock exchanges and all applicable self-regulatory organizations true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2004, and all such documents complied in all material respects with the requirements of applicable Securities Laws. Without limiting the generality of the foregoing, Viceroy has filed with the British Columbia Securities Commission and the applicable securities regulatory authorities of the other provinces and territories of Canada, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Canadian Securities Laws to be filed by it in the last three years. The documents comprising the Viceroy Public Disclosure Record at the time filed: (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Canadian Securities Laws. Viceroy has not filed any confidential material change report with the British Columbia Securities Commission or any other Securities Authority or any stock exchange or other self-regulatory authority that at the date hereof remains confidential.

(t)

Contracts. Except as disclosed in the Viceroy Public Disclosure Record, none of Viceroy, its subsidiaries nor, to the knowledge of Viceroy, any of the other parties thereto, is in default or breach of, nor has Viceroy or its subsidiaries received any notice of default or breach of, or termination under, any Contract, and, to the knowledge of Viceroy, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Contract except for such default or breach as would, individually or in the aggregate, not have a Material Adverse Effect on Viceroy.

(u)

Employment Agreements and Collective Agreements. Except as disclosed in the Viceroy Public Disclosure Record or in the Viceroy Disclosure Letter, neither Viceroy nor any of its subsidiaries is a party to, is bound by or is subject to:

(i)

any employment, retention or change of control agreement with any officer, consultant or employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer, consultant or employee of Viceroy or any of its subsidiaries; or

(ii)

any actual claim, suit or demand arising out of or in connection with the employment of any employee by Viceroy or any of its subsidiaries or the termination thereof, except where such claim, demand or grievance would not, individually or in the aggregate, have a Material Adverse Effect on Viceroy.

(v)

Brokers' Fee. Except for fees payable to Canaccord Capital Corporation and Genuity Capital Markets, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, Viceroy in connection with this Agreement or the Offer.

(w)

Litigation. (i) There is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Viceroy, threatened against Viceroy or any subsidiary or material joint venture of Viceroy before any governmental authority which, if determined adversely to Viceroy or the subsidiary or material joint venture of Viceroy, as the case may be, would, individually or in the aggregate, reasonably be expected to result in liability to Viceroy or such subsidiary or material joint venture of Viceroy in excess of $100,000 or have a Material Adverse Effect with respect to Viceroy or, if any Contemplated Transaction were completed, reasonably be expected to have a Material Adverse Effect with respect to Yamana; (ii) neither Viceroy nor any of its subsidiaries or material joint ventures, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to, or a necessity for, the right or ability of Viceroy or any of its subsidiaries or material joint ventures to conduct its business in a manner in which it currently conducts such business which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Viceroy; (iii) neither Viceroy nor any of its subsidiaries nor any material joint venture is subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered, and to the knowledge of Viceroy there are no events or circumstances which would reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to Viceroy.

(x)

Books and Records. The financial books, records and accounts of Viceroy, each of its material subsidiaries and each of its material joint ventures, in all material respects: (i) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Viceroy, its material subsidiaries and each of its material joint ventures; and (iii) accurately and fairly reflect the basis for Viceroy Financial Statements. Viceroy’s and its material subsidiaries’ corporate minute books contain minutes of all meetings and resolutions of the directors and securityholders held.

(y)

Material Contracts and Non-Competition Agreements. Except for contracts withheld from Yamana due to confidentiality reasons, regulatory reasons or commercial sensitivity, Viceroy has provided Yamana with complete copies of all material contracts of Viceroy, whether or not entered into in the ordinary course of business. Neither Viceroy nor any subsidiary, nor any of its material joint ventures, is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of Viceroy, its subsidiaries or its material joint ventures is or would be conducted other than such contracts which individually or in the aggregate would not have a Material Adverse Effect with respect to Viceroy or would not materially impair the ability of Viceroy to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any subsequent amalgamation of Yamana and Viceroy.

(z)

Shareholder Residency. Less than 25% of the Common Shares were held, as of August 15, 2006, March 31, 2006 and June 30, 2006, by persons whose addresses appear on the record of Viceroy, any voting trustee, any depository, any share transfer agent or any person acting in a similar capacity on behalf of Viceroy as being located in the United States. In addition, Viceroy has no actual knowledge that the level of U.S. ownership of Common Shares equals or exceeds 25% of Common Shares.

(aa)	Place of Principal Offices. The principal offices of Viceroy are not located within the United States.

(bb)

Location of Assets and U.S. Sales. All of the assets and property of Viceroy and its subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $56.7 million during Viceroy’s most recent financial year.

(cc)	Foreign Private Issuer. As of the date hereof, Viceroy is a "foreign private issuer" as defined in Rule 405 under the United States Securities Act of 1933, as amended.

(dd)

Investment Company Status. Viceroy is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face amount certificate company under the United States Investment Company Act of 1940, as amended.

(ee)

No Defaults. Neither Viceroy nor any of its subsidiaries, nor any of its material joint ventures, nor, to the knowledge of Viceroy, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which Viceroy, any subsidiary or any material joint venture is a party; or (B) any contract, agreement, lease, licence, permit, franchise or other instrument or obligation other than any evidencing indebtedness for borrowed money the breach of any of which referred to in this subparagraph, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to Viceroy.

3.2 Survival of Representations and Warranties

          The representations and warranties of Viceroy contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF YAMANA

4.1 Representations and Warranties

          Yamana hereby represents and warrants to and in favour of Viceroy as follows except, in each case, as set forth in the corresponding provision of the Yamana Disclosure Letter, and acknowledges that Viceroy is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization. Yamana and each of its material subsidiaries has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate or legal power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. Other than as disclosed in the Yamana Disclosure Letter, Yamana has no material subsidiaries. Yamana’s percentage of ownership of all material subsidiaries is as Disclosed Publicly. All of the outstanding shares of Yamana’s material subsidiaries, which are held directly or indirectly by Yamana, are validly issued, fully paid and non- assessable and, other than disclosed in the Yamana Disclosure Letter, are owned directly or indirectly by Yamana free and clear of all Liens of any kind or nature whatsoever held by third parties. Other than as Disclosed Publicly or in the Yamana Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of Yamana’s material subsidiaries.

(b)

Authority Relative to this Agreement. Yamana has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Board of Directors of Yamana, and no other corporate proceedings on the part of Yamana are necessary to authorize the execution and delivery by it of this Agreement. This Agreement has been duly executed and delivered by Yamana and constitutes a legal, valid and binding obligation of Yamana enforceable against Yamana in accordance with its terms, subject to equitable principles and the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors.

(c)	No Violations.

(i)

None of the execution and delivery of this Agreement by Yamana nor the completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or compliance by Yamana with any of the provisions hereof will: (1) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Yamana or any of its material subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Yamana or any of its material subsidiaries under any of the terms, conditions or provisions of (A) their respective articles or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Yamana or any of its material subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Yamana or any of its material subsidiaries is bound; (2) subject to obtaining the Regulatory Approvals, (x) violate any Law applicable to Yamana or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect; (3) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Yamana or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under the Yamana Plan or restriction imposed on any asset held in connection with the Yamana Plan (except, in the case of each of clauses (1), (2) and (3) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Yamana).

(ii)

Subject to obtaining the Regulatory Approvals and other than in connection with or compliance with the applicable corporate and Securities Laws, (1) there is no legal impediment to the execution and delivery of this Agreement by Yamana and the delivery of the Directors' Circular, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Yamana or its subsidiaries in connection with the execution and delivery of this Agreement by Yamana, the making or completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction by Yamana or the delivery of the Directors' Circular, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Yamana.

(d)

Capitalization. The authorized share capital of Yamana consists of an unlimited number of Yamana Shares and an unlimited number preferred shares, issuable in series. As of the close of business on August 15, 2006, there are issued and outstanding 293,200,200 Yamana Shares. As of the close of business on August 11, 2006, an aggregate of up to 29,368,680 Yamana Shares are issuable upon the exercise of the Yamana Options and Warrants and except as set forth above, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Yamana of any shares in the capital of Yamana (including Yamana Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Yamana (including Yamana Shares). All outstanding Yamana Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Yamana shares issuable upon the exercise of rights under the Yamana Options and Warrants in accordance with their terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Subject to the foregoing, there are no securities of Yamana or of any of its material subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Yamana Shareholders on any matter. There are no outstanding contractual or other obligations of Yamana or any material subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its material subsidiaries.

(e)

Reporting Status and Securities Laws Matters. Yamana is a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and is not in material default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Yamana, and no inquiry, review or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Yamana, expected to be implemented or undertaken.

(f)

Financial Statements. As of their respective dates, Yamana's audited financial statements as at and for the fiscal years ended December 31, 2005 and December 31, 2004 and unaudited interim financial statements as at and for the period ended June 30, 2006 (including the notes thereto and related MD&A), (collectively, the “Yamana Financial Statements”) were prepared in accordance with GAAP consistently applied throughout the periods indicated and consistent with the previous period (except (A) as otherwise indicated in such financial statements and the notes thereto, (B) unaudited interim statements are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements and (C) as items in such financial statements have been reclassified) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Yamana and its subsidiaries on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all contingent liabilities, if any, of Yamana and its subsidiaries on a consolidated basis. Since December 31, 2005, there has been no change in Yamana's accounting policies, except as described in the notes to the Yamana Financial Statements.

(g)

Absence of Undisclosed Liabilities. Except as disclosed in the Yamana Public Disclosure Record or the Yamana Financial Statements, neither Yamana nor any of its material subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than liabilities incurred since June 30, 2006 in the ordinary course of business.

(h)	No Material Adverse Effect. Except as disclosed in the Yamana Financial Statements or Yamana Public Disclosure record, since December 31, 2005 there has not been any Material Adverse Effect on Yamana.

(i)	Tax Matters. Except as would not have a Material Adverse Effect on Yamana:

(i)

all Returns relating to, or required to be filed in connection with, any Taxes required to be filed by or on behalf of Yamana or any material subsidiary of Yamana on or before the date of this Agreement have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.

(ii)

each of Yamana and its material subsidiaries has duly and timely paid all Taxes (except to the extent immaterial, individually or in the aggregate), including all instalments on account of Taxes for the current year, that are due and payable by it on or before the date of this Agreement whether or not assessed and whether or not shown on any Return. Adequate provision has been made on the consolidated financial statements of Yamana for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of Yamana or its material subsidiaries that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with GAAP and all other applicable accounting rules and principles.

(iii)

except as disclosed to Viceroy, no deficiencies exist or have been asserted with respect to Taxes of Yamana or any material subsidiary of Yamana, neither Yamana nor any material subsidiary of Yamana is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Yamana or any material subsidiary of Yamana, or any of their respective assets.

(j)

Compliance with Laws. Yamana and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Yamana, or which would not materially impair the ability of Yamana to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction of Viceroy and Yamana.

(k)

Licences, Etc. Yamana and each of its material subsidiaries owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any governmental authority necessary to conduct its businesses substantially as now conducted except for where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Yamana, or would not reasonably be expected to materially impair the ability of Yamana to perform its obligations hereunder or prevent or materially delay the consummation of any of the Contemplated Transactions.

(l)

Insurance. Policies of insurance in force as of the date hereof naming Yamana as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Yamana and its material subsidiaries for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of Yamana reasonable to seek such insurance rather than provide for self insurance. All such policies of insurance shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of any of the Contemplated Transactions other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect with respect to Yamana or such cancellations as have been disclosed to Viceroy.

(m)

Environmental. All operations of Yamana and its material subsidiaries have been and are now being conducted in compliance with all applicable Laws, including applicable Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect with respect to Yamana. Except as Disclosed Publicly, or except for those with respect to which adequate provision in accordance with GAAP has been made on the Yamana Financial Statements or a predecessor to Yamana, neither Yamana nor any of its material subsidiaries, is subject to:

	(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or

(ii)

any demand or notice with respect to any Environmental Laws applicable to Yamana or any material subsidiary including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

which, in each case, individually or in the aggregate would have a Material Adverse Effect with respect to Yamana.

(n)

Property and Title. Applying customary standards in the Canadian mining industry, each of Yamana and its material subsidiaries has sufficient title, clear of any title defect or Liens (other than as Disclosed Publicly), to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and has good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by Yamana and its material subsidiaries necessary to permit the operation of their respective businesses as presently owned and conducted. Yamana and its material subsidiaries hold all mineral rights required to conduct their respective business and operations as currently conducted, except to the extent that a failure to do so would not constitute a Material Adverse Effect with respect to Yamana. All mineral rights held by Yamana and its material subsidiaries are free and clear of all Liens and royalty burdens (other than as Disclosed Publicly), and none of such mineral rights are subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business and which would not have a Material Adverse Effect with respect to Yamana.

(o)

Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources Disclosed Publicly by Yamana have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Yamana and its material subsidiaries, taken as a whole, from the amounts most recently Disclosed Publicly by Yamana other than depletion as a result of mining activities.

(p)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect with respect to Yamana:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Yamana and its material subsidiaries have been properly and timely paid;

(ii)

all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of Yamana and its material subsidiaries have been duly paid, performed, or provided for prior to the date hereof;

	(iii)	all mines where Yamana or a material subsidiary of Yamana is operator at the relevant time have been developed in accordance with standard mining practices and in compliance with all applicable Laws;

(iv)

mines located in or on the lands of Yamana or any material subsidiary, or lands pooled or unitized therewith, which have been abandoned by Yamana or any material subsidiary of Yamana, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws;

	(v)	all future abandonment, remediation and reclamation obligations have been accurately Disclosed Publicly by Yamana without omission of information necessary to make the disclosure not misleading; and

(vi)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Yamana or any of its material subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(q)

Reports. Yamana has filed with all applicable securities regulatory authorities, stock exchanges and all applicable self-regulatory organizations true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2004, and all such documents complied in all material respects with the requirements of applicable Securities Laws. Without limiting the generality of the foregoing, Yamana has filed with the Ontario Securities Commission and the applicable securities regulatory authorities of the other provinces and territories of Canada, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Canadian Securities Laws to be filed by it in the last three years. The documents comprising the Yamana Public Disclosure Record at the time filed: (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Canadian Securities Laws. Yamana has not filed any confidential material change report with the Ontario Securities Commission or any other Securities Authority or any stock exchange or other self-regulatory authority that at the date hereof remains confidential.

(r)

Contracts. Except as disclosed in the Yamana Public Disclosure Record, none of Yamana, its subsidiaries nor, to the knowledge of Yamana, any of the other parties thereto, is in default or breach of, nor has Yamana or its subsidiaries received any notice of default or breach of, or termination under, any Contract, and, to the knowledge of Yamana, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Contract except for such default or breach as would, individually or in the aggregate, not have a Material Adverse Effect on Yamana.

(s)

Permits. Yamana has obtained and is in compliance with all permits required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(t)

Employment Agreements and Collective Agreements. Except as disclosed in the Yamana Public Disclosure Record neither Yamana nor any of its subsidiaries is a party to, is bound or is subject to any actual claim, suit, grievance or demand arising out of or in connection with the employment of any employee by Yamana or any of its subsidiaries or the termination thereof, except where such claim, demand or grievance would not, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(u)

Litigation. (i) There is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Yamana, threatened against Yamana or any material subsidiary thereof before any governmental authority which, if determined adversely to Yamana or a material subsidiary thereof, as the case may be, would, individually or in the aggregate, reasonably be expected to result in liability to Yamana or such subsidiary in excess of $500,000 or have a Material Adverse Effect with respect to Yamana or, if any Contemplated Transaction were completed, reasonably be expected to have a Material Adverse Effect with respect to Viceroy; (ii) neither Yamana nor any of its material subsidiaries, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to, or a necessity for, the right or ability of Yamana or any of its material subsidiaries to conduct its business in a manner in which it currently conducts such business which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Yamana; (iii) neither Yamana nor any of its material subsidiaries is subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered, and to the knowledge of Yamana there are no events or circumstances which would reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to Yamana.

(v)	Place of Principal Offices. The principal offices of Yamana are not located within the United States.

(w)

Location of Assets and U.S. Sales. All of the assets and property of Yamana and its subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $56.7 million during Yamana’s most recent financial year.

(x)	Foreign Private Issuer. As of the date hereof, Yamana is a "foreign private issuer" as defined in Rule 405 under the United States Securities Act of 1933, as amended.

(y)

Investment Company Status. Yamana is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face amount certificate company under the United States Investment Company Act of 1940, as amended.

4.2 Survival of Representations and Warranties

          The representations and warranties of Yamana contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE V
COVENANTS

5.1 Covenants of Viceroy Regarding the Conduct of Business

          Viceroy covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Yamana shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or the Offer:

(a)

the business of Viceroy and its material subsidiaries shall be conducted only, and Viceroy and its subsidiaries shall not take any action except, in compliance with any material Contracts to which it is a party and in the usual and ordinary course of business consistent with past practice, and Viceroy shall use its reasonable commercial efforts to maintain and preserve its and its material subsidiaries' business organization, assets, employees, goodwill and business relationships and, in particular, neither Viceroy nor any of its subsidiaries shall enter into any hedging or forward sale arrangements in any respect;

(b)

Viceroy shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles or by-laws or other comparable organizational documents;  (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Common Shares owned by any person or the securities of any subsidiary owned by a person other than Viceroy; (iii) issue, grant, sell, pledge or hypothecate or agree to issue, grant, sell, pledge or hypothecate any shares of Viceroy or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Viceroy or its subsidiaries, other than (A) the issuance of Common Shares issuable pursuant to the terms of the outstanding Viceroy Options, Viceroy Warrants and other outstanding convertible or exchangeable securities or existing obligations to issue Common Shares, (B) as required under applicable Law; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, unless otherwise required by the terms of such securities; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Viceroy or any of its material subsidiaries, or undertake any merger, consolidation or a reorganization of Viceroy or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make any material Tax election or settle or compromise any material Tax liability; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

Viceroy shall promptly notify Yamana in writing of any circumstance or development that is or would reasonably be expected to constitute a Material Adverse Effect in respect of Viceroy or any change in any material fact set forth in the Viceroy Public Disclosure Record;

(d)

Viceroy shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business consistent with past practice: (i) sell, pledge, lease, dispose of, hypothecate or otherwise encumber any assets of Viceroy or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or assets of any other person, if any of the foregoing would be material to Viceroy; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances; (iv) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Viceroy Financial Statements; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)

Viceroy shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into or modify any material Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing material Contract or series of related existing Contracts outside the ordinary course of business, including, without limitation, any of the foregoing that would have a Material Adverse Effect on Viceroy;

(f)

except in the usual and ordinary course of business consistent with past practice and other than as is necessary to comply with applicable Laws, neither Viceroy nor any of its subsidiaries shall grant to any officer, director or employee of Viceroy or any of its subsidiaries an increase in compensation in any form, grant any general salary increase, make any loan to any officer, director or employee of Viceroy or any of its subsidiaries, take any action with respect to the grant of any severance or termination pay to or enter into any employment agreement with any officer, director or employee of Viceroy or any of its subsidiaries, increase any bonus or benefits payable under its current severance or termination pay policies, or adopt or amend or make any modification to any Viceroy Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Viceroy or any of its subsidiaries;

(g)	except as contemplated in Section 2.5(a) hereof, Viceroy shall not, whether through its Board of Directors or otherwise amend, vary or modify the Viceroy Stock Option Plan; and

(h)

Viceroy shall not, and shall not permit any of its subsidiaries to, settle or compromise (i) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Offer or (ii) any other action, claim or proceeding brought against it and/or any of its subsidiaries for an amount that exceeds $100,000 with respect to a single incident or that exceeds $200,000 in the aggregate with respect to a series of related incidents.

5.2 Covenants of Yamana Regarding the Conduct of Business

          Yamana covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Viceroy shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or the Offer, Yamana shall not directly or indirectly:

(a)

it shall not make any amendment to its constating documents that would have a Material Adverse Effect on the ability of Yamana to consummate the transactions contemplated hereby or to change its share capital;

(b)	it shall not split, combine, subdivide or reclassify any of its capital stock;

(c)

it shall not permit any of its material subsidiaries to reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person where such action would have a Material Adverse Effect on the ability of Yamana to consummate the transactions contemplated hereby; or

(d)

it shall not declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock, property or otherwise, except for dividends or distributions or return of capital payable by a material subsidiary of Yamana to Yamana or a wholly-owned subsidiary of Yamana and the quarterly dividend of $0.01 per Yamana Share Disclosed Publicly by Yamana.

5.3 Covenants of Viceroy Regarding the Performance of Obligations

          Viceroy shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Viceroy or any of its subsidiaries under this Agreement, co-operate with Yamana in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Viceroy shall and, where appropriate, shall cause its subsidiaries to:

(a)

apply for and use its reasonable commercial efforts to obtain all Regulatory Approvals relating to Viceroy or any of its subsidiaries which are required and are typically applied for by an offeree and, in doing so, keep Yamana reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Yamana with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Yamana to provide its comments thereon; provided that Viceroy shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or would reasonably be expected to be material to Viceroy or Yamana without the prior written consent of Yamana, which shall not be unreasonably withheld or delayed;

(b)

Viceroy agrees that it will immediately defer the separation time of the Rights (as defined in the Rights Plan) in respect of the Offer and to continue to defer separation of the Rights with respect to the Offer. Viceroy agrees that, immediately prior to the Expiry Time, it shall waive or suspend the operation of or otherwise render the Rights Plan inoperative in respect of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction.

(c)

Viceroy shall use reasonable commercial efforts to cause to be delivered to Yamana, any consents of its independent auditors reasonably requested by Yamana under all applicable Securities Law, including consents to the incorporation by reference of the reports of such auditors on the financial statements of Viceroy into the Offer Circular and all such other filings to be made.

(d)

in the event that Yamana acquires more than 20% but less than 50% of the Common Shares pursuant to the Offer, then promptly upon the purchase by Yamana of Common Shares on the Effective Date, Viceroy acknowledges that Yamana shall be entitled to designate such number of members of the Board of Directors, and any committees thereof, as is proportional to the percentage of the outstanding Common Shares owned by Yamana, and Viceroy shall not frustrate Yamana's attempts to do so and covenants to co-operate with Yamana, subject to all applicable laws, to enable Yamana’s designees to be elected or appointed to the Board of Directors including, at the request of Yamana, by its reasonable efforts to expand the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable Yamana’s designees to be elected or appointed to the Board of Directors;

(e)

forthwith at the request of Yamana, upon confirmation that Yamana, beneficially owns more than 50% of the Common Shares, use reasonable commercial efforts to assist in effecting the resignations of the Viceroy directors and causing them to be replaced by persons nominated by Yamana;

(f)	if within 120 days following the date of the Offer, Yamana takes up and pays for Common Shares under the Offer representing no less than 50% of the outstanding

Common Shares, then Viceroy agrees that it will assist Yamana in connection with any Subsequent Acquisition Transaction to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share offered under the Offer;

(g)	defend all lawsuits or other legal, regulatory or other proceedings against Viceroy challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(h)

if following the take-up of Common Shares under the Offer, Yamana or one of its subsidiaries sends a notice in the manner prescribed under, and otherwise in accordance with, Section 300(3) of the BCA, then forthwith following the request of Yamana, Viceroy shall complete the actions contemplated in Sections 300(7) and (8) of the BCA.

5.4 Covenants of Yamana Regarding the Performance of Obligations

          (1) Yamana shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Yamana or any of Yamana's subsidiaries under this Agreement, co-operate with Viceroy in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Yamana shall and where appropriate shall cause its subsidiaries to:

(a)	make the Offer in accordance with the provisions of this Agreement and in compliance with all applicable Laws;

(b)	subject to the terms and conditions hereof and of the Offer, take up the Common Shares deposited under the Offer and pay for such Common Shares in accordance with the Securities Laws;

(c)

if Yamana acquires at least 90% of the Common Shares outstanding on a fully-diluted basis, use reasonable commercial efforts to commence and complete forthwith a Compulsory Acquisition in accordance with applicable Law;

(d)

if Yamana acquires at least 662/3% and less than 90% of the Common Shares outstanding on a fully-diluted basis, use reasonable commercial efforts to commence and complete a Subsequent Acquisition Transaction in compliance with applicable Law within 120 days of the Effective Date on substantially the same terms, including price, as the Offer;

(e)

apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Yamana or any of Yamana's subsidiaries and relating to Viceroy or any of Viceroy's subsidiaries which are typically applied for by an offeror and, in doing so, keep Viceroy reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Viceroy with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Viceroy to provide its reasonable comments thereon; provided that for greater certainty, nothing contained in this Agreement shall restrict or limit Yamana from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law or shall require Yamana to make any such commitments, provide any such undertakings or assume any such obligations; and

(f)

defend all lawsuits or other legal, regulatory or other proceedings against Yamana challenging or affecting this Agreement or the making or completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

          (2) Yamana agrees that it will not impose additional conditions to the Offer or amend, modify or change the terms and conditions of the Offer in a manner that is adverse to the holders of Common Shares without the prior written consent of Viceroy; provided, however, that (i) subject to the Outside Date, it may extend the Expiry Date from time to time if, on the Expiry Date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by Yamana, until such time as such conditions are satisfied or waived by Yamana or (ii) it may do so to comply with the legal obligations of Yamana with respect to any amendment, modification or change of the Offer.

          (3) Notwithstanding Section 5.4(2), Yamana may extend the Offer for a period of not more than 20 business days beyond the initial Expiry Date or any date to which the Expiry Date has been extended pursuant to Section 5.4(2) (which extension shall not be subject to the Outside Date) if (i) on such date there shall not have been tendered at least 90% of the Common Shares outstanding on such date, (ii) all other conditions to the Offer have been satisfied or waived; and (iii) Yamana has taken up and paid for all Common Shares tendered to the Offer.

5.5 Mutual Covenants

          Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer, including using its commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Offer; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or that would reasonably be expected to significantly impede the making or completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction except as permitted by this Agreement.

5.6 Directors’ and Officers’ Insurance

          From and after the Effective Date, Yamana agrees that for the period from the Expiry Time until six years after the Expiry Time, Yamana will cause Viceroy or any successor to Viceroy to maintain Viceroy's current directors' and officers' insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Viceroy than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Viceroy, covering claims made prior to or within six years after the Expiry Time. From and after the Effective Date, Yamana shall cause Viceroy (or its successor) to indemnify the current and former directors and officers of Viceroy to the extent to which they are indemnified as of the date hereof under Viceroy's respective charter, by-laws, applicable Law and contracts of indemnity. In the event Viceroy or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that such successors and assigns of Viceroy or, at Yamana’s option, Yamana, shall assume the obligations set forth in this Section 5.6.

ARTICLE VI
CONDITIONS

6.1 Conditions of the Offer

          (1) The obligations of Yamana hereunder, including the obligations of Yamana to take up and pay for any Common Shares deposited to the Offer, are subject to each of the conditions set forth in Schedule B being satisfied or waived by Yamana at or prior to the Expiry Time.

          (2) The conditions set forth in Schedule B are for the exclusive benefit of Yamana and may be waived, in whole or in part, by Yamana in writing at any time, and, unless otherwise provided in the written waiver, will be limited to the specific condition waived. If any of such conditions shall not have been satisfied or waived by Yamana on or before the date required for its performance, Yamana may terminate this Agreement by written notice to Viceroy and shall have no other right or remedy against Viceroy except as may be provided by Article VII and Article VIII.

6.2 Notice and Cure Provisions

          Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of either Party contained herein qualified as to materiality to be untrue or inaccurate or any of those not so qualified to be untrue or inaccurate in any material respect on the date hereof, at the Mailing Date, the Expiry Date or at the Effective Date; or

(b)

result in the failure to comply in all material respects with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Mailing Date or the Expiry Date or at the Effective Date.

          No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.3 unless forthwith and in any event prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten business days from such notice.

6.3 Merger of Conditions

          The conditions set out in Schedule B shall be conclusively deemed to have been satisfied or waived upon the taking up by Yamana of any Common Shares pursuant to the Offer.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1 Non-Solicitation

          (1) Viceroy shall not, directly or indirectly, through any officer, director, employee, representative (including, for greater certainty, any financial or other advisors) or agent of Viceroy or any of its subsidiaries, take any action to (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw, modify, or qualify or propose publicly to withdraw, modify or qualify, in a manner adverse to Yamana, the approval of the Board of Directors, or any committee thereof, of the Offer, (iv) approve, recommend or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept, support or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Board of Directors from taking any of the actions described in clauses (i) through (v) above in respect of a bona fide, written Acquisition Proposal received after the date hereof that constitutes a Superior Proposal or which the Board of Directors reasonably believes could likely lead to a Superior Proposal or which is otherwise permitted under this Section 7.1.

          (2) Viceroy has notified Yamana of all Acquisition Proposals currently under consideration and shall, and shall cause the officers, directors, employees, representatives and agents of Viceroy and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Yamana) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and in connection therewith Viceroy will discontinue access to any data rooms (virtual or otherwise) and will request (and exercise all rights it has to require) the destruction of all material including incorporating or otherwise reflecting any information regarding Viceroy and its subsidiaries. Viceroy shall not release any third party from any confidentially agreement or standstill agreement (except to allow such party to propose a Superior Proposal), and shall not waive the application of the Rights Plan in favour of any third party (except to the extent such third party makes a Superior Proposal or as otherwise required by the terms of the Rights Plan). Prior to the Effective Date, Viceroy shall confirm to Yamana that it has demanded that all third parties: (i) with whom Viceroy has discussed any Acquisitions Proposals; (ii) to whom Viceroy has delivered a confidential information memorandum regarding Viceroy; or (iii) who have otherwise received any confidential information regarding Viceroy, in each case since January 1, 2005, must either return any such confidential information or certify its destruction.

          (3) Viceroy shall promptly (and in any event within 24 hours) notify Yamana of, at first orally and then in writing, any Acquisition Proposal or written inquiry that could lead to an Acquisition

Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Viceroy or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Viceroy or any of its subsidiaries by any person that informs Viceroy or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and, provided Yamana agrees to such requests as to the confidentiality to be afforded in respect of such Acquisition Proposal that the person proposing the Acquisition Proposal may reasonably request, Viceroy shall provide Yamana with a written description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as Yamana may reasonably request. Viceroy shall keep Yamana (i) fully informed of the status, including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide Yamana with copies of all correspondence and other written material sent or provided to Viceroy from any person in connection with any Acquisition Proposal or inquiry or sent or provided by Viceroy to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.

          (4) If Viceroy receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Viceroy determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal or reasonably determines that such Acquisition-Proposal could likely lead to a Superior Proposal, then, and only in such case, the Board of Directors of Viceroy may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement, provide such person with access to information regarding Viceroy; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Viceroy sends a copy of any such confidentiality agreement to Yamana immediately upon its execution and Yamana is immediately provided with a list of all information provided to such person and is immediately provided with access to information similar to that which was provided to such person.

          (5) Viceroy shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors or representatives retained by it are aware of the provisions of this Section, and it shall be responsible for any breach of this Section by any such person or its advisors or representatives.

          (6) Nothing contained in this Section 7.1 shall prohibit the Board of Directors of Viceroy from withdrawing, modifying, qualifying or changing its recommendations to Viceroy Shareholders in respect of the Offer or from making any disclosure to Viceroy Shareholders prior to the Expiry Date if, in the good faith judgment of the Board of Directors, after consultation with outside counsel, such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws, provided that, in the case of any proposal in respect of any such withdrawal, modification, qualification or change which does not relate to an Acquisition Proposal or a Superior Proposal and except as may be necessary for the Board of Directors to act in a manner consistent with its fiduciary duties, not less than 48 hours before the Board of Directors considers any proposal in respect of any such withdrawal, modification, qualification or change, Viceroy shall give Yamana written notice of such proposal and promptly advise Yamana of the proposed consideration of such proposal.

7.2 Right to Match

          (1) Subject to Section 7.2(2), Viceroy covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4)) unless:

(a)	the Acquisition Proposal constitutes a Superior Proposal;

(b)	Viceroy has complied with its obligations under Section 7.1 and the other provisions of this Article VII;

(c)

Viceroy has provided Yamana with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Viceroy and the person making the Superior Proposal if not previously delivered) at least four business days prior to the date on which the Board of Directors proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(d)

a period (the “Response Period”) of four business days shall have elapsed from the later of the date Yamana received notice of Viceroy’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date Yamana received a copy of the written proposal in respect of the Acquisition Proposal and, if Yamana has offered to amend the terms of the Offer in accordance with this Section, during such four business day period, the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith and by formal resolution that the Acquisition Proposal continues to be a Superior Proposal compared to the proposed amendment to the terms of the Offer by Yamana;

(e)	Viceroy concurrently terminates this Agreement pursuant to Section 8.2(1)(f), and

(f)	Viceroy has previously paid, or concurrently will pay, to Yamana the Termination Payment.

          (2) During the Response Period, Yamana will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors will review, in good faith in exercise of its fiduciary duties, any such proposal by Yamana to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the holders of Common Shares, to determine whether the Acquisition Proposal to which Yamana is responding would be a Superior Proposal when assessed against the Offer as it is proposed by Yamana to be amended. If the Board of Directors does not so determine, the Board of Directors of Viceroy will promptly reaffirm its recommendation of the Offer as amended in the same manner as described in Section 2.4. Yamana and its legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release prior to its issue. If the Board of Directors does so determine, Viceroy may on termination of this Agreement in accordance with Section 8.2(1)(f) and payment of the fee to Yamana pursuant to Section 7.3, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

          (3) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Common Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Yamana shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3 Termination Payments

          Notwithstanding and in addition to any other provision relating to the payment of fees, including the payment of brokerage fees, if after the execution of this Agreement the Offer is not consummated because:

(a)	Yamana shall have terminated this Agreement pursuant to Section 8.2(1)(d);

(b)	Viceroy shall have terminated this Agreement pursuant to Section 8.2(1)(f); or

(c)	Viceroy shall have materially breached its obligations under Section 7.1 or Section 7.2,

then Viceroy shall pay to Yamana, within two business days of the first to occur of (a), (b) or (c) above, the amount of Cdn. $20.1 million in immediately available funds to an account designated by Yamana.

7.4 Access to Information; Confidentiality

          (1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, Viceroy shall, and shall cause its subsidiaries and officers, directors, employees, independent auditors, accounting advisers and agents to, afford Yamana and to its officers, employees, agents and representatives of the other Party such access as may reasonably be required at all reasonable times, including for the purpose of facilitating integration business planning, to Viceroy’s officers, employees, agents, properties, books, records and Contracts, and shall furnish Yamana with all data and information as may reasonably be requested. Yamana and Viceroy acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.

          (2) Yamana and Viceroy acknowledge that information received pursuant to Section 7.4 may be personal information under applicable Laws, or non-public or proprietary in nature and therefore all such information shall be deemed to be “Confidential Information” for purposes of the Confidentiality Agreement. Yamana and Viceroy further acknowledge their obligation to maintain the confidentiality of such Confidential Information in accordance with the Confidentiality Agreement. If any material is withheld by Viceroy or Yamana or any of their subsidiaries (the “Disclosing Party”) because of the confidential nature of such material, or otherwise, the Disclosing Party or such subsidiary shall inform the other (the “Receiving Party”) as to the general nature of what is being withheld and such information may, in the sole discretion of the Disclosing Party, be disclosed to external advisors of the Receiving Party.

          (3) Without limiting the generality of Sections 7.4(1) and (2) above, until the Mailing Date, each party shall make available to the other such information, documentation and access to personnel and advisors to allow the offer to conduct confirmatory due diligence with respect to corporate, financial, legal and title due diligence. The purpose of such due diligence shall be solely to permit each party to confirm the accuracy in all material respects of representations and warranties, the material compliance with all covenants and the absence of any undisclosed fact which would have a Material Adverse Effect on the other party.

7.5 Alternative Transaction

          Viceroy agrees to cooperate in good faith with Yamana and to take all reasonable steps and actions to assist Yamana to complete the Offer as promptly as practicable. In addition, in the event that Yamana concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Yamana or its affiliates would effectively acquire all of the Common Shares within the same time periods and on economic terms having consequences to the Viceroy Shareholder that are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), Viceroy agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

ARTICLE VIII
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

          This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2 Termination

(1)	This Agreement may:

	(a)	be terminated either by Yamana or by Viceroy if any Law makes the making or completion of the Offer or the transactions contemplated by this Agreement illegal or otherwise prohibited;

(b)

subject to Section 6.2, be terminated by Yamana if any condition contained in Section 2.3 is not satisfied or waived by Yamana at or before the Mailing Date or any condition contained in Schedule B is not satisfied or waived by Yamana at or before the Expiry Time;

(c)

subject to Section 6.2, be terminated by Viceroy if any representation or warranty of Yamana set out herein qualified as to materiality shall not be true and correct or any such representation or warranty not so qualified shall not be true and correct in all material respects as of the date of this Agreement and as of the Expiry Date as if made on and as of such date (except to the extent that any such representation and warranty speaks as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date) or Yamana shall not have performed in all material respects any covenant to be performed by it under this Agreement, in each case except as would not have a Material Adverse Effect on Yamana's ability to complete the Offer;

(d)

be terminated by Yamana if the Board of Directors of Viceroy shall have: (i) withdrawn or modified in a manner adverse to Yamana its approval or recommendation of the Offer and the transactions contemplated by this Agreement (unless Yamana shall have made a misrepresentation at the date hereof or breached a covenant under this Agreement in such a manner that Viceroy would be entitled to terminate this Agreement in accordance with Section 8.2(1)(c)) or unless there has occurred a Material Adverse Effect relating to Yamana) or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4));

(e)

be terminated by Viceroy if (i) the Offer has not been made by the Mailing Date; (ii) the Offer (or any amendment thereto other than as permitted in accordance with Section 5.4(2) or any amendment thereof that has been mutually agreed to by the Parties) does not conform in all material respects with Schedule B or any amendment thereof that has been mutually agreed to by the Parties; or (iii) the Offer has been terminated, withdrawn or expires;

(f)

be terminated by Viceroy in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2;

(g)	be terminated by Viceroy if there has occurred a Material Adverse Effect relating to Yamana;

(h)	be terminated either by Yamana or by Viceroy if the Expiry Date does not occur on or prior to the Outside Date;

(i)

be terminated by Yamana prior to the Mailing Date, if its due diligence review pursuant to Section 7.4(3) results in the representations and warranties of Viceroy set out herein being demonstrated to be inaccurate in any material respect, or demonstrates the material non-compliance with the covenants of Viceroy set out herein or results in the discovery of an undisclosed material fact which would or could reasonably have a Material Adverse Effect on Viceroy; or

(j)

be terminated by Viceroy prior to the Mailing Date, if its due diligence review pursuant to Section 7.4(3) results in the representations and warranties of Yamana set out herein being demonstrated to be inaccurate in any material respect, or demonstrates the material non-compliance with the covenants of Yamana set out herein or results in the discovery of an undisclosed material fact which would or could reasonably have a Material Adverse Effect on Yamana, in each case, prior to the Effective Time.

          (2) If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.3 and 7.4 and the Confidentiality Agreement and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

8.3 Waiver

          Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE IX
GENERAL PROVISIONS

9.1 Notices

          All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(1)	if to Yamana:

Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, ON M5H 3S5

	Attention:	Peter Marrone, President and Chief Executive Officer
	Facsimile:	(416) 815-0021

with copies to (which shall not constitute service):

Cassels Brock & Blackwell LLP
Barristers & Solicitors
2100 Scotia Plaza
Toronto, ON M5H 3C2

	Attention:	Mark Bennett
	Facsimile:	(416) 350-6933

(2)	if to Viceroy:

Viceroy Exploration Ltd.
520 - 700 West Pender
Vancouver, BC V6C 1G8

	Attention:	Patrick Downey, President and Chief Executive Officer
	Facsimile:	(604) 696-0212

with a copy to (which shall not constitute service):

DuMoulin Black LLP
Barristers & Solicitors
10th floor, 595 Howe Street
Vancouver, BC V6C 2T5

Attention:	Corey M. Dean
Facsimile:	(604) 687-8772

9.2 Miscellaneous

          This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Confidentiality Agreement. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3 Governing Law

          This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Offer.

9.4 Injunctive Relief

          The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5 Time of Essence

          Time shall be of the essence in this Agreement.

9.6 Binding Effect and Assignment

          Yamana may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a subsidiary of Yamana, provided that if such assignment and/or assumption takes place, Yamana shall continue to be liable jointly and solidarily with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. No third party shall have any rights hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7 Severability

          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8 Counterparts

          This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.9 No Recourse

          (1) Notwithstanding anything that may be expressed or implied in this Agreement, Viceroy covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Yamana, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Yamana, as such, or any current or future director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, for any obligation of Yamana under this Agreement.

          (2) Notwithstanding anything that may be expressed or implied in this Agreement, Yamana covenants, agrees and acknowledges that, other than pursuant to the Lock-Up Agreements, no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Viceroy, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Viceroy, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of Viceroy under this Agreement.

9.10 Fiduciary Duties of Directors

          No provision of this Agreement shall require Viceroy to cause any of its directors to take any action, or refrain from taking any action, that is required by such individual to fulfill his/her fiduciary legal obligations as a director of Viceroy. The foregoing shall not be interpreted to diminish, limit, restrict or otherwise affect in any way any covenant or agreement of Viceroy under this Agreement or be construed as a forgiveness or waiver of any breach.

9.11 Expenses

          Subject to Section 7.3, the Parties agree that all costs and expenses of the Parties relating to the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

          IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

YAMANA GOLD INC.		VICEROY EXPLORATION LTD.

By:	/s/ “Peter Marrone”	By:	/s/ “Patrick G. Downey”
	Authorized Signatory		Authorized Signatory

SCHEDULE “A”
Regulatory Approvals

Approval of TSX, AMEX and AIM to list Yamana Shares to be issued to Viceroy Shareholders pursuant to the Offer.

SCHEDULE “B”
Conditions of the Offer

(i)	Not less than 66 2/3% of the outstanding Common Shares, on a fully-diluted basis, shall have been validly deposited under the Offer and not withdrawn.

(ii)	All Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

(iii)	There shall have been no Material Adverse Effect relating to Viceroy.

(iv)

No act, action, suit or proceeding shall have been taken or commenced by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of law and (B) no Law, policy, decision or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, in the case of (A) or (B) above:

i.

to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the purchase by or the sale to Yamana of Common Shares under the Offer or the rights of Yamana to own or exercise full rights of ownership of Common Shares or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which would reasonably be expected to have such an effect; or

	ii.	which has resulted in, or if the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would reasonably be expected to have, a Material Adverse Effect on Viceroy.

(v)

There shall not exist any prohibition at Law against Yamana making or maintaining the Offer or taking up and paying for Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction.

(vi)

Viceroy will have deferred the free separation time of the Rights (as defined in the Right Plan) in respect of the Offer and shall have continued to defer separation of the rights with respect to the Offer.

(vii)

All representations and warranties of Viceroy in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified, if not true and correct, shall not have a Material Adverse Effect on Viceroy, in each case, as of the date of the Support Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date); (ii) any failure by Viceroy and its subsidiaries to perform covenants to be performed by it or them under the Support Agreement shall not have had a Material Adverse Effect on Viceroy; and (iii) the Support Agreement shall not have been terminated and shall remain in full force and effect.